

By Electronic Mail

March 23, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: VS Trust
        Issuer CIK: 0001793497
        Issuer File Number: 333-248430
        Form Type: 8-A12B
        Filing Date: March 23, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated November 18, 2021, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- -1x Short VIX Futures ETF (SVIX)
- 2x Long VIX Futures ETF (UVIX)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications